VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

November 21, 2025

Re:	PRC Equity Fund I, LLC (CIK: 0002033295)
Offering Statement on Form 1-A POS, filed Oct. 8, 2025
File No. 024-12507

To Whom It May Concern:

On behalf of PRC Equity Fund I, LLC, I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Standard Time, on Tuesday, November 25, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Red Rock Securities Law